Our Name is Our Mission

2009 ANNUAL REPORT

Dear Fellow Stockholder,

2009 proved to be an interesting year, but not as profitable as we would have liked.  If ServisFirst Bancshares were an eight-cylinder engine, I would say that we were hitting on about six cylinders for most of the year.

I will cover the negatives first. On the expense side, two categories went up - FDIC premiums and credit-related expenses. FDIC premiums for all banks went up dramatically in 2009, and we have no control over that line item. Unfortunately, our stockholders are paying for the poor management of the failed banks and thrifts in the U.S. The other line item, credit-related costs, is entirely our fault.  While our credit-related expenses were well below our peer group, they were high by historical standards for a well managed bank. In hindsight, we lent money to some developers and builders who had little liquidity, and I hope we remember this when the good times roll again in the building and development business.

Now let me tell you the good news of 2009. Our deposit growth was tremendous as we benefited from a “flight to quality” from customers of our stressed competitors. We were fortunate to have solid growth in new core relationships that we believe will benefit our stockholders for many years. The downside of this deposit influx is that we could not identify good loans as quickly as the deposits came in, so we had negative earnings on this growth for most of 2009.

Our Dothan Region opened its new main office in 2009, and enjoyed solid growth in 2009. In fact, our Dothan Region has the highest market share of any of our regions, with Birmingham having the lowest. If all of our regions achieve a market share of 10%, which is possible over time, we will be a $5 billion bank with no additional geographic expansion. We are proud of our seventeen consecutive quarters of profitability, which very few of our peers can say, much less those that are less than five years old. While we have felt a little of the pain that has hit the banking industry, the opportunities that it has created for ServisFirst are greater than I would have ever imagined possible. No one could have written a book as bizarre as the true events in our industry over the past two years.

As you know, we are a public, non-traded company and file reports with the Securities and Exchange Commission like all public companies. We have made a decision not to forecast future earnings because we believe ”the proof of the pudding is in the eating.” While we have achieved some national recognition recently, of which we are proud, I can assure you that we are never satisfied with our performance, and all of our 160 employees will continue to work hard to build stockholder value.

Sincerely,

Thomas A. Broughton III
Director, President and
Chief Executive Officer

CONSOLIDATED FINANCIAL HIGHLIGHTS

					As of and for the period
	As of and for the years ended December 31,				from 05/02/05 (date of
	2009	2008	2007	2006	inception) to 12/31/05
	(Dollars in thousands except for share and per share data)
Selected Balance Sheet Data:
Total assets	$1,573,497	$1,162,272	$838,250	$528,545	$277,963
Total loans	1,207,084	968,233	675,281	440,489	249,250
Loans, net	1,192,173	957,631	667,549	435,071	246,140
Securities available for sale	255,453	102,339	87,233	28,119	924
Securities held to maturity	645	0	0	0	0
Cash and due from banks	26,982	22,844	15,756	15,706	4,188
Interest-bearing balances with banks	48,544	30,774	34,068	22	—
Fed funds sold	680	19,300	16,598	37,607	20,725
Mortgage loans held for sale	6,202	3,320	2,463	2,902	1,778
Restricted equity securities	3,241	2,659	1,202	805	230
Premises and equipment, net	5,088	3,884	4,176	2,605	1,400
Deposits	1,432,355	1,037,319	762,683	473,348	244,048
Other borrowings	24,922	20,000	73	—	—
Trust preferred securities	15,228	15,087	—	—	—
Other liabilities	3,370	3,082	2,465	2,353	273
Stockholders’ equity	97,622	86,784	72,247	52,288	33,469
Selected Income Statement Data:
Interest income	$62,197	$5,450	$51,417	$30,610	$6,580
Interest expense	18,337	20,474	25,872	13,335	2,325
Net interest income	43,860	34,976	25,545	17,275	4,255
Provision for loan losses	10,860	6,274	3,541	3,252	3,521
Net interest income after provision for loan losses	33,000	28,702	22,004	14,023	734
Noninterest income	4,413	2,704	1,441	911	101
Noninterest expense	28,755	20,576	14,796	8,674	3,161
Income (loss) before income taxes	8,658	10,830	8,649	6,260	(2,326)
Income taxes expenses (benefit)	2,780	3,825	3,152	2,189	(840)
Net income (loss)	5,878	7,005	5,497	4,071	(1,486)
Per Common Share Data:
Net income (loss), basic	$1.07	$1.37	$1.19	$1.06	$(0.42)
Net income (loss), diluted	1.02	1.31	1.16	1.06	(0.42)
Book value	17.71	16.15	14.13	11.71	9.56
Weighted average shares outstanding:
Basic	5,485,972	5,114,194	4,631,047	3,831,881	3,500,000
Diluted	5,787,643	5,338,883	4,721,864	3,846,111	3,500,000
Actual shares outstanding	5,513,482	5,374,022	5,113,482	4,463,607	3,500,000
Selected Performance Ratios:
Return on average assets	0.43%	0.71%	0.78%	1.02%	(1.40)%
Return on average stockholders’ equity	6.33%	9.28%	9.40%	9.96%	(6.65)%
Net interest margin(1)	3.31%	3.70%	3.78%	4.60%	4.21%
Efficiency ratio(2)	59.57%	54.61%	54.83%	50.67%	72.56%
Asset Quality Ratios:
Net charge-offs to average loans outstanding	0.60%	0.41%	0.23%	0.28%	0.53%
Non-performing loans to total loans	1.01%	1.02%	0.66%	0.00%	0.28%
Non-performing assets to total assets	1.57%	1.74%	0.73%	0.11%	0.25%
Allowance for loan losses to total gross loans	1.24%	1.09%	1.15%	1.23%	1.25%
Allowance for loan losses to total non-performing loans	122.34%	108.17%	173.94%	5,418.00%	446.20%
Liquidity Ratios:
Net loans to total deposits	83.23%	92.32%	87.53%	91.91%	100.86%
Net average loans to average earning assets	80.06%	85.84%	77.19%	89.34%	76.35%
Noninterest-bearing deposits to total deposits	14.75%	11.71%	11.15%	15.05%	20.40%
Capital Adequacy Ratios:
Stockholders’ equity to total assets(3)	6.10%	7.38%	8.50%	9.89%	12.04%
Total risk-based capital(4)	10.48%	11.25%	11.22%	11.58%	13.42%
Tier I capital(5)	8.89%	10.18%	10.12%	10.49%	12.28%
Leverage ratio(6)	6.97%	9.01%	8.40%	10.32%	14.32%
Growth Ratios:
Percentage change in net income	-16.1%	27.43%	35.00%	373.93%	n/a
Percentage change in diluted net income per share	-22.5%	12.93%	13.21%	352.38%	n/a
Percentage change in assets	35.38%	38.65%	58.59%	90.15%	n/a
Percentage change in net loans	24.49%	45.45%	53.43%	76.76%	n/a
Percentage change in deposits	38.08%	36.00%	61.13%	93.96%	n/a
Percentage change in equity	12.49%	20.12%	38.18%	56.23%	n/a
1.
Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities, divided by average earning assets.

2.	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
3.	Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, divided by total assets.
4.
Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets.  The FDIC required minimum to be well-capitalized is 10%.

5.
Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by total risk-weighted assets.  The FDIC required minimum to be well-capitalized is 6%.

6.
Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by average assets less intangible assets.  The FDIC required minimum to be well-capitalized is 5%; however, the Alabama Banking Department has required that the Bank maintain a Tier 1 capital leverage ratio of 7%.

OFFICERS AND DIRECTORS

Principal Officers: ServisFirst Bancshares, Inc.

Thomas A. Broughton III
Chief Executive Officer and President,
ServisFirst Bancshares, Inc.

William M. Foshee
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary,
ServisFirst Bancshares, Inc.

Clarence C. Pouncey III
Executive Vice President and Chief Operating Officer,
ServisFirst Bancshares, Inc.

Principal Officers: ServisFirst Bank

Thomas A. Broughton III
Chief Executive Officer and President,
ServisFirst Bank

William M. Foshee
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary,
ServisFirst Bank

Clarence C. Pouncey III
Executive Vice President and Chief Operating Officer,
ServisFirst Bank

G. Carlton Barker
Executive Vice President and Montgomery President
and Chief Executive Officer,
ServisFirst Bank

Andrew N. Kattos
Executive Vice President and Huntsville President
and Chief Executive Officer,
ServisFirst Bank

Ronald A. DeVane
Executive Vice President and Dothan
President
and Chief Executive Officer,
ServisFirst Bank

Board of Directors: ServisFirst Bancshares, Inc.

Stanley M. Brock, Chairman of the Board
Birmingham, Alabama

Thomas A. Broughton III
Birmingham, Alabama

Michael D. Fuller
Birmingham, Alabama

James J. Filler
Birmingham, Alabama

J. Richard Cashio
Birmingham, Alabama

Hatton C. V. Smith
Birmingham, Alabama

ServisFirst Bancshares, Inc.: Committees

Nominating and Corporate Governance
Stanley M. Brock
Michael D. Fuller
J. Richard Cashio

Audit
Stanley M. Brock
Michael D. Fuller
J. Richard Cashio

Compensation
James J. Filler
Joseph R. Cashio
Hatton C.V. Smith

OFFICES AND LOCATIONS

Corporate Offices
850 Shades Creek Parkway
Suite 200
Birmingham, Alabama 35209
205.949.0302

Main Office Banking Center
850 Shades Creek Parkway
Suite 100
Birmingham, Alabama 35209
205.949.0345

Downtown Banking Center
324 Richard Arrington Jr. Boulevard N.
Birmingham, Alabama 35203
205.949.2200

Greystone Banking Center
5403 Highway 280
Suite 401
Birmingham, Alabama 35242
205.949.0870

Dothan Corporate Office & Banking Center
4801 West main Street
Dothan, AL 36305
334.340.4300

Huntsville Corporate Office & Downtown Banking Center
401 Meridian Street
Suite 100
Huntsville, Alabama 35801
256.722.7800

Research Park Banking Center
1267-A Enterprise way
Huntsville, Alabama 35806
256.722.7880

Montgomery Corporate Office
One Commerce Street
Suite 200
Montgomery, Alabama 36104
334.223.5800

Montgomery Downtown Banking Center
One Commerce Street
Suite 100
Montgomery, Alabama 36104
334.223.5800

Montgomery East Banking Center
8117 Vaughn Road
Unit 20
Montgomery, Alabama 36116
334.223.5600

STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders of ServisFirst Bancshares, Inc. will be held at Dothan Country Club, 200 South Cherokee Avenue, Dothan, AL 36301 on Tuesday, May 4th, 2010 at 5:30 p.m., Central Daylight Time.

Form 10-K

Form 10-K is ServisFirst Bancshares, Inc.’s annual report filed with the Securities and Exchange Commission. A copy of ServisFirst Bancshares, Inc.’s 10-K is included as part of this Annual Report, and additional copies may be obtained free of charge by writing to us at 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209, Attn.:  Investor Relations.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Available Information

Our corporate website is www.servisfirstbank.com.  We have direct links on this website to our Code of Ethics and the charters for our Audit, Compensation and Nominations and Corporate Governance Committees by clicking on the “Investor Relations” tab.  We also have direct links to our filings with the Securities and Exchange Commission (SEC), including, but not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to these reports. You may also obtain a copy of any such report free of charge from us by requesting such copy in writing to 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209 Attn.: Investor Relations.  This Annual Report and accompanying exhibits and all other reports and filings that we file with the SEC will be available for the public to view and copy (at prescribed rates) at the SEC’s Public Reference Room at 100 F Street, Washington, D.C. 20549.  You may also obtain copies of such information at the prescribed rates from the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains such reports, proxy and information statements, and other information as we file electronically with the SEC by clicking on http://www.sec.gov.

Independent Registered Public Accounting Firm

Mauldin & Jenkins, LLC
2000 Southbridge Parkway
Birmingham, Alabama 35209
(205) 445-2880

Legal Counsel

Haskell Slaughter Young & Rediker, LLC
1400 Park Place Tower
2001 Park Place North
Birmingham, Alabama 35203
(205) 251-1000

ServisFirst Bancshares, Inc.
850 Shades Creek Parkway
Suite 200
Birmingham, AL 35209
Toll Free: 866.317.0810
www.servisfirstbank.com

Our Name – is Our Mission